SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-32179

INTEROIL CORPORATION

(Exact name of registrant as specified in its charter)

YUKON, CANADA

(Province or other jurisdiction of incorporation or organization)

LEVEL 3, 42-52 ABBOTT STREET

CAIRNS, QLD 4870, AUSTRALIA

(Address of principal executive offices)

Registrant’s telephone number, including area code: +61 (7) 4046-4600

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

By:	/s/ Michael Hession
Name: Michael Hession
Title: Chief Executive Officer
Date:	March 25, 2014

INTEROIL CORPORATION

FORM 6-K FOR THE MONTH OF MARCH 2014

Exhibit Index

99.1	InterOil And Total Close Elk-Antelope Transaction